UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	Press Release Dated August 27, 2012: Costamare Inc. Announces New Acquisition and New Chartering Arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 27, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces New Acquisition and New Chartering Arrangements

ATHENS, GREECE – August 27, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has agreed to purchase the 1997-built container vessel Messini (ex. Pembroke) and to charter the vessel for a period of approximately 18 months. The Company has also agreed to charter the existing vessel Konstantina.

In particular, the Company has agreed the following:

(a)

To purchase the 1997-built, 2,458 TEU container vessel Messini (ex. Pembroke) for $6.8million. The vessel was delivered on August 2, 2012. The acquisition has been entirely financed with equity. The Company also agreed to charter the vessel with Evergreen for a period of approximately 18 months at a daily rate of $8,100. The vessel is expected to be delivered to her charterers by September 23, 2012.

(b)

To charter the 1992-built, 3,351 TEU container vessel Konstantina with Evergreen for a period of approximately one year at a daily rate of $ 7,550. The vessel is expected to be delivered to her charterers in October 2012.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company commented:

“We continue to execute on our strategy by taking advantage of attractive asset values. The purchase price for the Messini, which is close to her estimated scrap value, together with the time charter arranged, allow us to generate healthy returns and eliminate residual value risk.”

“At the same time we fixed two vessels at favorable rates considering previous fixtures and the current market environment. We have reduced our re-chartering risk for the coming years. The charters for the vessels coming out of employment during the remainder of 2012 and 2013 account for 1.6% and 4.2% of our 2012 and 2013 contracted revenues respectively.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 37 years of history in the international shipping industry and a fleet of 58 containerships, with a total capacity of approximately 330,000 TEU, including 10 newbuilds on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com